Exhibit 99.1

COMPANY ANNOUNCEMENT THURSDAY, April 11, 2024

Results from TORM plc’s Annual General Meeting on 11 April 2024

TORM plc (the “Company”) announces that all the resolutions set out in the notice of the Annual General Meeting dated 07 March 2024 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, 4, 5, 6, 11, 12, 13, and 14)	93,222,951
Voted total (excl. C-Share)	60,922,635
Voted total (%)	65.35

Eligible votes (for Resolutions 7, 8, 9, and 10)	443,222,951
Voted total (incl. C-Share)	410,922,635
Voted total (%)	92.71

Ordinary Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
1. To adopt the Annual Report and Accounts 2023	For Against Withheld*	60,838,504 7,144 76,987	99.86 0.01 0.13	65.26
2. To approve the Directors’ Remuneration Report 2023	For Against Withheld*	54,276,518 6,575,454 70,663	89.09 10.79 0.12	58.22
3. To approve the Company’s Remuneration Policy	For Against Withheld*	53,635,713 7,094,933 191,989	88.04 11.65 0.31	57.53
4. To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	60,863,616 30,242 28,777	99.90 0.05 0.05	65.29
5. To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	60,865,243 21,701 35,691	99.91 0.03 0.06	65.29
6. The Company declares a final dividend for the year ended 31 December 2023 of USD 1.36 per A-share	For Against Withheld*	60,886,977 4,506 31,152	99.94 0.01 0.05	65.31
7. Reappointment of Non-Executive Director and Chairman Christopher H. Boehringer as Director of the Company	For Against Withheld*	404,190,841 4,764,792 1,967,002	98.36 1.16 0.48	91.19
8. Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	410,632,262 252,489 37,884	99.93 0.06 0.01	92.65
9. Reappointment of Non-Executive Director Annette Malm Justad as Director of the Company	For Against Withheld*	409,860,019 1,007,007 55,609	99.74 0.25 0.01	92.47
10. Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	410,810,616 78,443 33,576	99.97 0.02 0.01	92.69
11. Renewal of Existing Allotment Authorities	For Against Withheld*	53,068,845 7,793,154 60,636	87.11 12.79 0.10	56.93

Special Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
12. Renewal of Existing Disapplication Authorities	For Against Withheld*	53,061,980 7,797,256 63,399	87.10 12.80 0.10	56.92
13. Market purchase of shares	For Against Withheld*	54,703,336 6,184,990 34,309	89.79 10.15 0.06	58.68
14. Reduction of the share premium account of the Company by USD 320,000,000	For Against Withheld*	60,791,613 66,219 64,803	99.78 0.11 0.11	65.21

(*) A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 18 11 APRIL 2024	PAGE 1 / 2

COMPANY ANNOUNCEMENT THURSDAY, April 11, 2024

Contacts
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200
Jacob Meldgaard, Chief Executive Officer and Executive Director, tel.: +45 3917 9200
Christopher Everard, General Manager, tel.: +44 7920 494 853
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 18 11 APRIL 2024	PAGE 2 / 2